Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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November 16, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:	Nordic American Offshore Ltd. Form 20-F for the Year Ended December 31, 2015 Filed March 23, 2016 File No. 001-136484

Dear Ms. Raminpour

On behalf of Nordic American Offshore Ltd. (the "Company" or "NAO"), we submit this response to your letter dated October 26, 2016 (the "Comment Letter"), in which the Securities and Exchange Commission (the "SEC") provided comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 (the "2015 Annual Report").

Enclosed is a slide summarizing pertinent aspects of our business strategy.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  Each response is prefaced by the text of the SEC's corresponding comment in bold text.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

1.
We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section in the notes to your financial statements. Pursuant to FR-60, this MD&A section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Considering the sensitivity of your impairment analysis to the current environment, a more robust disclosure of specific assumptions and basis for these assumptions is warranted. Please revise accordingly.

The Company confirms that it will revise the critical accounting policies section of the MD&A in the future to include a sensitivity analysis explaining how the impairment analysis for vessels would be impacted in the event the Company utilized the current rate environment, exemplified by a trailing historical average rate for the Company's vessels for the last two years, and the market rate, as provided by a third party for the market in which the Company operates, for the previous five years.

Melissa Raminpour
Securities and Exchange Commission
November 16, 2016

Below is an example of the additional disclosure to be included in our response to the SEC. It will be included prospectively in the Company's Annual Report on Form 20-F for the year ended 2016 and future filings as a section just after the section entitled "Impairment of Long-Lived Assets" (as contained on page 33 of the 2015 Annual Report):

The Fleet – Comparison of Carrying Value versus Market Value: During the past two years the market value of vessels has declined. We do not believe it is meaningful under our strategy to assess the value of our fleet based on broker estimates of the value of realization for each individual vessel as we intend to use the vessels through their useful economic life of 25 years from delivery from the yard.

Factors and conditions which could impact our estimates of future cash flows of our vessels include:
•	Decline in market charter rates;
•	Changes in behaviors and attitudes of our charterers towards actual and preferred technical, operational and environmental standards; and
•	Changes in regulations and requirements governing the technical and environmental capabilities of our vessels.

The table set forth below indicates (1) the rates used for the period when testing for impairment; (2) the break-even rate; (3) the actual rates; and (4) the market rates.

	Rates used (1)			Break-even rate (2)	Actual rates (3)		Market rates (4)
($ per day)	First year	Second Year	Thereafter		2015	2014	2013-2009
NAO Fleet	12,375	12,375	22,947	18,242	9,214	14,594	19,204

1.
We use a weighted average of the market rates for the last three years for the North Sea provided by a third party for the first and second year, and average 15 year PSV rates for the North Sea for the years thereafter.

2.	The break-even rate is the lowest rate used instead of the rates described in (1) which would result in the undiscounted cash flow not recovering the book value.
3.	Actual rates are the trailing average spot-rate achieved by NAO for 2015 and 2014.
4.	Market rates are the average of the market rates for the North Sea provided by a third party for the five year period from 2009 to 2013.

Vessels in lay-up have a $0 per day revenue until the expected time of use, after which the same basis as for the other vessels is used.

Both the market rates and market utilization provided by a third party are benchmarked with the actual results of our fleet. If our results are lower than the market then we will make the corresponding adjustments in our future cash flows.

Our estimates of market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind, and are held for use. Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and these are inherently uncertain. There is very low liquidity in the secondhand market for our type of vessels.

The table set forth below indicates (1) the carrying value of each of our vessels as of December 31, 2015, (2) which of those vessels we believe has a carrying value that exceeds market value, based on shipbroker reports and (3) the aggregate difference between carrying value and market value represented by such vessels.

Melissa Raminpour
Securities and Exchange Commission
November 16, 2016

Vessel	Yard	Year Built	Delivered to NAO	Carrying Value $ millions
NAO Fighter*	Ulstein	2012	January 2014	$40.5
NAO Prosper*	Ulstein	2012	January 2014	$40.6
NAO Power*	Ulstein	2013	January 2014	$41.0
NAO Thunder*	Ulstein	2013	December 2013	$40.4
NAO Guardian*	Ulstein	2013	December 2013	$40.6
NAO Protector*	Ulstein	2013	December 2013	$40.2
NAO Storm*	Ulstein	2015	January 2015	$34.9
NAO Viking*	Ulstein	2015	January 2015	$35.1

* Indicates vessels which we believe that the carrying value of the vessels exceed the market value, based on estimates by shipbrokers as of December 31, 2015. We believe that the aggregate carrying value of our vessels exceeds their aggregate market value, based on shipbroker reports, by approximately $88.3 million.

Impairment tests performed for the year ended December 31, 2015 and 2014 did not result in the carrying value for any of our vessels exceeding future undiscounted cash flows.

2.
In this regard, we note your disclosure on page F-13 that you performed an impairment test in 2015 that did not result in the carrying value for any of the Company's vessels exceeding future discounted cash flows for 2015. However, we note the following unfavorable conditions present towards the end of 2015 and to date:

•	The company's market cap of $71.37 million at October 26, 2016 is significantly lower that shareholders' equity of $254.4 million at June 30, 2016.
•	Your operating result discussion indicates a significant decrease in charter revenues and utilization, both for short term and spot charters, combined with an increase in vessel operating costs.
•	You have acquired two new vessels during 2016 which do not appear to be in operation.

Please tell us the date of you latest impairment analysis. Considering the significant and persistent decline in revenues, despite the young age of your fleet, please advise us of what consideration is given to performing an updated interim impairment test of the long-lived assets pursuant to the guidance in Topic ASC 360-10. In addition, please tell us how you intend to adjust the historical rates to be used in the analysis, to reflect the decrease in your spot and charter rates and utilization, and your basis for using a particular cycle in a historical pattern. We may have further comment upon reviewing your response.

The Company performed an impairment review for all of its vessels as of September 30, 2016 in accordance with ASC 360-10. The analysis was performed using the same principles estimating undiscounted cash flows as described in "Impairment of Long-Lived Assets" under the section entitled "Summary of Significant Accounting Policies" of the 2015 Annual Report.  The impairment analysis did not result in an impairment charge as of September 30, 2016.

To adjust the historical rates used in the analysis to reflect the decrease in charter rates the Company has, as in prior periods, done the following to give more prominence for the latest developments:

•
Rates for year 1 and 2 are based on a weighted average of the market rates, as provided by a third party, for the last three years, in which the latest year is weighted 67% and the two years prior 33%.

It is the Company's opinion that for the initial two year period of the analysis the most recent data gives the best basis for an estimate.

Melissa Raminpour
Securities and Exchange Commission
November 16, 2016

The Company uses a 15 year average rate for the market in which the vessels operate provided by a third party as the basis for the rates from year three to the end of the vessels 25 year useful economic life. The Company considers historical averages which consist of several cycles to be the best estimate for long term future rates as it operates in a very cyclical business.

With regard to the utilization of the vessels, the Company uses actual results of the vessels that have been traded in the spot market for the last year for the first two years prospectively. Thereafter, an average of the last fifteen years wherein the last two years is the average of the Company's vessels that have been traded in the spot market and the thirteen years prior are based on market averages as provided by a third party. The Company considers historical averages which consist of several cycles to be the best estimate of future utilization as described in the previous paragraph.

All market rates and utilization as provided by a third party and used by the Company are benchmarked to actual results achieved by the Company's vessels. In the event that the Company's actual rates or utilization are lower than the market rates then the Company will accordingly reduce the historical average.

3.
We note your disclosures on page 27 that there has been a decrease in vessel utilization due to reduced oil prices and an oversupply of vessels available in the market. We also note the disclosure on page 16 which indicates that if the fair market values of your vessel decline, you may not be in compliance with certain covenants in your Credit Facility and other debt agreements that you may enter into. Given the susceptibility of your vessels to significant fluctuations in their market values, please revise the Critical Accounting Policies section of your MD&A to disclose the number of vessels (both active and inactive) whose carrying value exceed their charter-free market value and the aggregate amount of the difference between these two amounts. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, if you decide to sell these vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a with a carrying value in excess of their estimated fair market values.

The Company's response to comment number 1 of this letter includes the charter-free market value of the vessels and the total difference between the charter-free market value and the carrying value for all of the Company's vessels in the aggregate.

Specifically, the following sentence in the section entitled "Impairment of Long-Lived Assets" (as displayed on page 33 of the 2015 Annual Report) discusses the difference between charter-free market value and the carrying value of the vessels: "If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value, less cost to sell. Fair market value is calculated based on estimated discounted operating cashflow from use". The Company believes that the foregoing statement and the additional information above in the Company's response to comment number 1 will give the reader appropriate information of when and how the Company would record an impairment loss.

*********************

Melissa Raminpour
Securities and Exchange Commission
November 16, 2016

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Effie Simpson Division of Corporation Finance Securities and Exchange Commission Herbjørn Hansson Chairman Nordic American Offshore Ltd.

A Sustainable Business Strategy in Both Strong and Weak Markets

- Simplicity, transparency, predictability, Accretion

- Expansion of a homogenous fleet
- Cashflow distributed to shareholders
- Strong balance sheet
- Close customer relationships
- Maintain a top quality fleet
- Interests aligned, shareholders/management
- Low cash breakeven incl. low G&A costs
- Exposure to spot market rates
- Leverage industry network

Maximize Total Return incl. Quarterly Dividend

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